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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

LOWRANCE ELECTRONICS, INC.
(Name of Subject Company (Issuer))

Navico Acquisition Corp.
a wholly owned subsidiary of
SIMRAD YACHTING AS
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

548900109
(CUSIP Number of Class of Securities)

Hugo Maurstad
Strandpromenaden 50
3191 Horten
Norway
+47 33 03 40 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Duncan C. McCurrach
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$190,014,092	$20,332

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of the 5,135,516 outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc. (the "Company") at a price of $37.00 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of January 29, 2006.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2006, issued on November 23, 2005, equals .000107 of the transaction value, or $20,332.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,332	Filing Party:	Navico Acquisition Corp. and Simrad Yachting AS
Form or Registration No:	Schedule TO	Date Filed:	January 31, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 Amendment No. 1 to Schedule TO

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on January 31, 2006, by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway ("Parent"), and Navico Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company") at a price of $37.00 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2006 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and instructions thereto, a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Amendment is being filed, and the Schedule TO was filed, by each of Purchaser and Parent, each of which is considered a bidder in connection with the Offer pursuant to Rule 14d-1(g)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The terms and conditions of the Offer are set forth in the Offer to Purchase. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet.

  Item 1 is hereby amended and supplemented with the following:

  "Is the Company permitted to solicit or otherwise facilitate other offers?

          The Merger Agreement generally restricts the ability of the Company to solicit or facilitate any inquiries concerning, or disclose any confidential information to or engage in any discussions with a third party regarding, an acquisition proposal (which generally means a proposal to acquire at least 15% of the Company's outstanding shares or total consolidated assets). However, at any time prior to (but not after) the acceptance for payment of Shares by the Purchaser pursuant to the Offer, the Company may provide confidential or non-public information in response to any request from a person or entity that has made a qualifying acquisition proposal (which generally means an acquisition proposal to acquire at least a majority of the Company's outstanding shares or total consolidated assets) if and only to the extent:

    •
    the Company Board determines in good faith and after consulting with its outside counsel that failing to take such action would constitute a breach by the directors of the Company of their fiduciary duties under applicable law;

    •
    the Company Board determines in good faith and after consulting with its financial advisors and outside counsel that the qualifying acquisition proposal is, or is reasonably likely to lead to, a superior proposal, which is generally defined as an unsolicited bona fide acquisition proposal that is (x) more favorable from a financial point of view to the Company's stockholders than the Merger after taking into account any revised terms offered by Parent before such action is taken and all other relevant factors (including but not limited to the probability that such acquisition proposal will be consummated and the time required to effect such consummation), (y) not subject to any financing or due diligence condition or contingency, and (z) reasonably likely to be consummated taking into account all legal, financial, regulatory (including, without limitation, any antitrust or competition approvals or non-objections) and other relevant factors; and

    •
    the Company and the person or entity that has made the acquisition proposal executes and delivers a written confidentiality agreement on terms substantially similar to those contained in the confidentiality agreement between Parent and the Company.

          The Company may also engage or participate in any discussions or negotiations with a third party that has made a qualifying acquisition proposal if and only to the extent:

    •
    the Company Board determines in good faith and after consulting with its outside counsel that failing to take such action would constitute a breach by the directors of the Company of their fiduciary duties under applicable law;

    •
    prior to engaging in or participating in any such discussions or negotiations, (i) the Company provides written notice to Parent of the Company's or the Company Board's intent to take such action, (ii) at least three business days have elapsed since the date on which Parent received such notice and (iii) if requested by Parent, the Company negotiates in good faith with Parent with respect to any revisions of the terms of the transactions contemplated by the Merger Agreement proposed by Parent;

    •
    the Company Board determines in good faith and after consulting with its financial advisors and outside counsel that the qualifying acquisition proposal is, or is reasonably likely to lead to, a superior proposal (taking into account any revised terms made by Parent); and

    •
    the Company and the person or entity that has made the qualifying acquisition proposal executes and delivers a written confidentiality agreement on terms substantially similar to those contained in the confidentiality agreement between Parent and the Company.

        Is the Company's Board of Directors permitted to change its recommendation of the Offer or otherwise approve another offer?

          The Merger Agreement generally restricts the ability of the Company Board to change its recommendation of the Offer and Merger in any manner adverse to Parent or to approve or recommend any acquisition proposal (referred to as a "change in recommendation" for purposes of this Summary Term Sheet). However, the Company Board may make a change in recommendation at any time prior to the acceptance for payment of Shares pursuant to the Offer if and only to the extent:

    •
    prior to taking such action, (i) the Company provides written notice to Parent of the Company's or the Company Board's intent to take such action, (ii) at least three business days elapse since the date on which Parent received such notice and (iii) if requested by Parent, the Company negotiates in good faith with Parent with respect to any revised transaction terms proposed by Parent;

    •
    the Company Board determines in good faith and after consulting with its outside counsel and financial advisors and taking into account any revised terms, that failing to take such action would constitute a breach by the directors of the Company of their fiduciary duties under applicable law; and

    •
    if the change in recommendation is being made primarily as a result of an acquisition proposal, such acquisition proposal is a superior proposal (taking into account any revised terms proposed by Parent).

        What are the parties' obligations to obtain any regulatory approvals required to consummate the Offer?

          Each of the parties are required to use their respective reasonable best efforts to take or cause to be taken all actions necessary under the Merger Agreement or applicable laws to consummate the Offer, the Merger and the other transactions contemplated by the Merger

  Agreement as soon as practicable, subject to certain qualifications. For example, neither Parent nor the Company are required to take any actions that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company or a material adverse effect on Parent and its subsidiaries following the Effective Time (with reference to the Company and its subsidiaries, taken as a whole, rather than that of Parent and its subsidiaries, taken as a whole).

  What are the termination rights in the Merger Agreement?

  The Merger Agreement may be terminated:

  (a)
  by mutual written consent of Parent, the Purchaser and the Company;

  (b)
  by either Parent or the Company by action of its board of directors if (i) the Purchaser has not accepted Shares for payment pursuant to the Offer on or before June 30, 2006; (ii) any Order permanently enjoining, restraining or otherwise prohibiting the Merger exists and such Order shall have become final and nonappealable; or (iii) the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer; provided, however, that this termination right will not be available to any party that has breached its obligations under the Merger Agreement in any manner that has proximately contributed to the occurrence of the event that gave rise to the termination right as described by this clause;

  (c)
  by Parent if: (i) the Company Board shall have made a change in recommendation, (ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in the Merger Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of the Merger Agreement, in each case in a manner that would cause any of the conditions to the Offer not to be satisfied and such breach or failure to be true or correct is not curable or, if curable, has not been cured within 30 days after written notice thereof has been given by Parent or the Purchaser to the Company, or (iii) the Company shall have materially breached any of its obligations concerning the non-solicitation of acquisition proposals or a change in recommendation; provided, however, that this termination right may not be exercised after the Purchaser has purchased Shares pursuant to the Offer; or

  (d)
  by the Company, if Parent or the Purchaser breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform has had or would reasonably be expected to have a Parent Material Adverse Effect and is not curable or, if curable, has not been cured within thirty (30) days after the giving of written notice to Parent of such breach; provided, however, that the Merger Agreement may not be terminated for this reason if the Purchaser has accepted Shares for payment pursuant to the Offer.

  When is a termination fee required to be paid pursuant to the Merger Agreement?

          The Merger Agreement provides that:

    •
    if (1) the Merger Agreement is validly terminated by Parent or the Company pursuant to paragraph (b)(i) or (b)(iii) described in the answer to the question immediately above under "What are the termination rights in the Merger Agreement?" or by Parent pursuant to paragraph (c)(ii) described in the answer immediately above, (2) after January 29, 2006, a covered proposal (defined to mean a bona fide acquisition proposal (but assuming, for this purpose only, that all references to "15%" in the definition of such term were changed to "40%")) shall have been made (or, if made prior to January 29, 2006, been reaffirmed thereafter) to the Company or its stockholders or any person or entity shall have publicly announced an intention (whether or not conditional) to make such a covered proposal and (3) such proposal or intention shall not have been withdrawn at the time of the event that giving rise to the termination right; or

    •
    if the Merger Agreement is terminated by Parent pursuant to paragraph (c)(i) or (c)(iii) described in the answer to the question immediately above,

then the Company is required to promptly pay Parent a termination fee of $7.5 million (the "Termination Fee") and reimburse all of Parent's documented out-of-pocket expenses incurred by Parent or the Purchaser in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement up to a maximum amount of $1.5 million; provided, however, that no Termination Fee shall be payable pursuant to the first bullet point above unless and until the Company consummates, or enters into a definitive agreement providing for, any covered proposal with any person or entity (other than Parent or its affiliates) within 15 months after the date on which the Agreement is so terminated."

Item 2. Subject Company Information.

        Section (c) of Item 2 is hereby amended and supplemented with the following:

          "During the period from mid-day, January 31, 2006, the day after the announcement of the execution of the Merger Agreement, to February 22, 2006, the trading day immediately preceding the date of this Amendment No. 1, the Shares have traded above the $37.00 offer price."

Item 3. Identity and Background of the Filing Person.

        Sections (a), (b), (c) of Item 3 are hereby amended and supplemented with the following:

        "Additional Information concerning Parent.

          In September 2005, Kongsberg Gruppen sold 90% of its economic interest in Parent to various limited partnerships ("LPs") that comprise the Altor 2003 Fund, an investment fund governed by the laws of Jersey (the "Fund"). However, the Fund is not a separate legal entity; instead, it is a notional aggregation of the interests of various limited partnerships. The general partner and legal representative for each of these limited partnerships is Altor 2003 GP Ltd. (the "General Partner"). As a legal matter, the General Partner holds these interests as the legal representatives of the limited partnerships. Similar to the Fund, the limited partnerships are not separate legal entities; instead, they are notional aggregations of the interests of a group of investors who have agreed to invest on a pro rata basis through the limited partnerships in acquisitions made by the Fund. None of the limited partnerships nor any investor therein has a greater than 50% economic or voting interest in Simrad Yachting.

          The principal business address of the General Partner is 32 Commercial Street, St. Helier, Jersey, JE4 0QH. The telephone number for General Partner is +44 1534 833 000. The name, citizenship, business address, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Partner is set forth below.

Name	Title and/or Principal Occupation	Citizenship
Peter Arthur Neil Bailey	Director, Altor 2003 GP Ltd. 32 Commercial Street S. Helier Jersey, JE4 0QH Retired	Great Britain
John Campbell Boothman	Director, Altor 2003 GP Ltd. 32 Commercial Street S. Helier Jersey, JE4 0QH Retired	Great Britain
Johan Olof Cervin	Director, Altor 2003 GP Ltd. Partner, Altor Equity Partners AB Birger Jarlsgatan 14, 4tr, 114 34 Stockholm, Sweden	Sweden
Hannu Ryöppönen	Director, Altor 2003 GP Ltd. Senior Execuitve Vice President and CFO, Stora Enso Oyj 9 South Street, London W1K 2XA	Finland

          Except as described in the Offer to Purchase, (i) neither the General Partner nor, to the best knowledge of Parent and the Purchaser, any of the persons listed the table immediately above or any associate or majority-owned subsidiary of General Partner or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither the General Partner nor, to the best knowledge of Parent and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

          Except as provided in the Merger Agreement and the Tender Agreements or as otherwise described in the Offer to Purchase, neither the General Partner nor, to the best knowledge of Parent and the Purchaser, any of the persons listed the table immediately above, has any contract, arrangement, understanding or relationship with any other person with respect to any Shares of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

          Except as set forth in the Offer to Purchase, neither the General Partner nor, to the best knowledge of Parent and the Purchaser, any of the persons listed the table immediately above, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between the General Partner or, to the best knowledge of Parent and the Purchaser, any of the persons listed the table immediately above, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares, an election of directors or a sale or other transfer of a material amount of assets.

          To the best knowledge of Parent and the Purchaser, none of the persons listed the table immediately above, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best knowledge of Parent and the Purchaser, none of the persons listed the table immediately above, during the past five years, has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

Item 4. Terms of the Transaction.

        The last paragraph on page 9 of the Offer to Purchase is hereby deleted in its entirety.

        Subparagraph (c) on page 38 of the Offer to Purchase is hereby amended and restated so as to provide a cross-reference to the definition of "Company Material Adverse Effect" as follows:

          "(c)    since January 29, 2006, any fact, change, event, development or circumstance shall have occurred, arisen or come into existence or become known to the Company, Parent or the Purchaser which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect (which is defined on pages 21 and 22 of the Offer to Purchase under the sub-heading "11. The Transaction Documents; The Merger Agreement");"

        The last paragraph on page 38 of the Offer to Purchase is hereby amended and restated so as to clarify that after accepting any Shares tendered into the Offer neither the Purchaser nor Parent will amend or waive any of the conditions to the Offer in any manner that would prevent the Purchaser from being required to make prompt payment in respect of any accepted Shares in accordance with Rule 14e-1(c) of the Exchange Act:

          "The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion; provided, however, that neither the Minimum Condition nor the Antitrust Condition may be waived without the prior written consent of the Company; and provided, further, that neither the Purchaser nor Parent will amend or waive any of the conditions to the Offer in any manner that would prevent Purchaser from being required to make prompt payment in respect of any accepted Shares in accordance with Rule 14e-1(c) of the Exchange Act. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Section 10 of the Offer to Purchase is hereby amended and restated in its entirety with the following:

          "From time to time since 1998, the Company has been approached by various third parties that have expressed interest in acquiring the Company. Beginning in August 1998, the Company has engaged JPMorgan or its predecessors to act as its financial advisor in connection with these inquiries and to explore potential strategic alternatives. In connection with these engagements, the Board has received various financial analyses from JPMorgan, primarily including fairness opinions in connection with the transactions with Orbital Sciences Corporation and Cobra Electronics Corporation discussed below.

          In March 1999, the Company entered into a definitive agreement to be acquired by Orbital Sciences Corporation ("Orbital") for consideration valued at $7.30 per Share or approximately $27.5 million for all of the Shares (which translated into an enterprise value (defined as aggregate equity value plus long-term debt minus cash) of approximately $54.8 million for the Company). The transaction ultimately was subject to a financing condition that Orbital did not satisfy. As a result, the Company terminated the agreement in late 1999.

          In January 2001, the Company entered into a definitive agreement to be acquired by Cobra Electronics Corporation ("Cobra") for $8.25 per Share in cash or approximately $31.1 million for all the Shares (which translated into an enterprise value of approximately $50.9 million for the Company). This transaction was also subject to a financing condition. A tender offer was commenced in January 2001 and was extended several times. During the offer period, Cobra alleged that it had the right to terminate the agreement because of the Company's failure to meet its projections and the parties agreed to reduce the consideration to $7.50 per Share. On May 2, 2001, Cobra terminated the agreement, alleging a material adverse change based upon the Company's most recent quarterly results.

          The Company believes that the extended and very public nature of the ultimately unsuccessful transactions with Orbital and Cobra adversely affected the Company's businesses and its relationships with its customers, suppliers and employees. Following these transactions, the Company decided to focus its efforts on restoring and internally growing its businesses and did not seek or solicit other business combination or change of control transactions.

          In December 2002, the Company received an unsolicited written proposal from Johnson Outdoors, Inc. ("Johnson Outdoors") to acquire the Company for cash at a price between $7 and $8 per Share. On January 17, 2003, the Company and Johnson Outdoors agreed in principle to a transaction at a purchase price of $7.75 per Share in cash or approximately $29.2 million for all the Shares (which translated into an enterprise value of approximately $46.6 million for the Company). This agreement in principle was subject to, among other things, completion of due diligence to the buyer's satisfaction, negotiation of a mutually acceptable definitive agreement and approval by each party's board of directors. The price represented a premium of 24.6% over the trading price of the shares on January 16, 2003. The buyer performed due diligence and engaged in negotiations with the Company until April 2003. Ultimately, the parties were unable to agree on the material terms of the transaction and terminated the negotiations in April 2003. Given the parties' inability to agree on the material terms of the transaction, the completion risks associated with the Johnson Outdoors proposal, the Company's past experiences with the unsuccessful Orbital and Cobra transactions and the Board's views of the Company's prospects as an independent Company, the Board determined not to pursue a transaction at that time with Johnson Outdoors or any other party and instead to continue implementing its current business plan as an independent company.

          In September 2004, the Company, Darrell J. Lowrance, the Company's President and Chief Executive Officer, and certain other members of the Company's management completed a combined primary and secondary underwritten public offering of 2,469,736 Shares at a price of $24 per Share, which generated net proceeds to the Company and the selling stockholders of $25.9 million and $29.8 million, respectively.

          In late spring of 2005, Mr. Gary Burrell, the former President and Chief Executive Officer of Garmin, Ltd. ("Garmin"), contacted Mr. Lowrance concerning the possible acquisition of the Company by Garmin. On July 5, 2005, Garmin submitted to the Company an unsolicited written offer to acquire the Company for $28.00 per Share in cash or approximately $143.8 million for all the Shares (which translated into an enterprise value of approximately $147.7 million for the Company). This price represented a premium of 33% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Garmin's offer was subject to satisfactory completion of due diligence and certain other conditions, including obtaining an exclusivity period that would end 45 days after the date Garmin was given access to due diligence materials, the negotiation and agreement on final terms and definitive agreements reflecting those terms and the approval of Garmin's board. Mr. Lowrance contacted Mr. Burrell of Garmin by telephone and informed him that the Board was not seeking a buyer for the Company at that time and that, given the Company's strong recent financial performance and future prospects, Garmin's offer was below the Board's view of the value of the Company.

          In early summer of 2005, Mr. Malcolm Miller, the Chief Executive Officer of Raymarine plc ("Raymarine"), contacted Mr. Lowrance to express Raymarine's interest in entering into negotiations to acquire the Company. On September 30, 2005, Raymarine submitted to the Company an unsolicited written offer to acquire the Company for $33.00 per Share in cash or approximately $169.5 million for all the Shares (which translated into an enterprise value of approximately $181.6 million for the Company). This price represented a premium of 29.8% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Raymarine's offer was subject to a financing condition and other material conditions, including satisfactory completion of due diligence, the negotiation and agreement on final terms and definitive agreements reflecting those terms, the approval of Raymarine's board and shareholders and receipt of all required regulatory approvals. Mr. Lowrance discussed this offer with the members of the Board and they determined not to pursue the offer because, among other things, they believed the offer price was below the value of the Company given its recent strong results and its future prospects and the risk of non-completion given the existence of the financing condition. Following such discussions with the Board members, Mr. Lowrance contacted Mr. Miller of Raymarine by telephone and informed him that the Board was not seeking a buyer for the Company at that time and that, given the Company's strong recent financial performance and future prospects, Raymarine's offer was below the Board's view of the value of the Company. By letter dated December 20, 2005, Raymarine withdrew its offer but expressed an interest in resuming discussions in the spring of 2006.

          On December 5, 2005, Mr. Hugo Maurstad, the Chairman of Parent, contacted Mr. Lowrance by telephone and indicated that Parent wanted to explore the possibility of acquiring the Company. The parties arranged a meeting in Dallas, Texas on December 9, 2005. At that meeting, Mr. Maurstad and Mr. Reynir Indahl of Parent met with Mr. Lowrance in Dallas. The purpose of the meeting was to provide Parent with an opportunity to gain a better understanding of the Company and its businesses and operations. While no offer was made by Parent at this meeting, the parties did discuss indicative prices and Mr. Lowrance made it clear that he believed the Board would only support a sale of the Company if the price was in the high $30 range.

          On December 15, 2005, Garmin sent by mail addressed to the Company (but not to the attention of any particular person) a second unsolicited written offer to acquire the Company for $34.00 per Share in cash or approximately $174.6 million for all the Shares (which translated into an enterprise value of approximately $186.7 million for the Company). This price represented a premium of 38% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Except for the price, the revised offer contained substantially the same terms and conditions as were in Garmin's prior offer.

  Mr. Lowrance contacted the other members of the Board to set up a meeting to discuss this offer and the Raymarine offer (which had not yet been withdrawn).

          On December 22, 2005, before the meeting of the Board described above was held, Parent submitted to the Company a written indicative offer to acquire the Company for $37.00 per Share in cash or approximately $190.0 million for all the Shares (which translated into an enterprise value of approximately $202.2 million for the Company). This price represented a premium of 44% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. The indicative offer was not subject to a financing condition but was subject to satisfactory completion of due diligence by Parent and negotiating and agreement on final terms and definitive agreements reflecting those terms. Parent had based its $37.00 indicative offer price on the Company's budget for fiscal year 2006 earnings, which were significantly reduced in January 2006 as described below and in Section 14 of the Offer to Purchase under the heading "Certain Forward Looking Information." In a meeting with Mr. Lowrance, Parent stated that its indicative offer and price were predicated on the parties moving forward quickly through due diligence to definitive agreements.

          The Board met on December 26, 2005 with its outside legal counsel and JPMorgan to discuss Parent's offer and Garmin's most recent offer. At this meeting, the Board was briefed by outside counsel with respect to their fiduciary duties under Delaware law and JPMorgan made a presentation with respect to the financial terms of the two offers. The Board also discussed with senior management, outside counsel and JPMorgan other aspects of the two offers, including the comparative benefits and risks associated with the two offers, including the regulatory, financing and other risks of the two proposals. The Board also discussed with its advisors other possible strategic alternatives, including remaining as an independent company. While the Board did not reach a decision to sell the Company at this time, it authorized the Company's management to continue to pursue a transaction with Parent. Key factors in the Board's decision to follow this course of action included the following:

    •
    Parent's all cash offer was materially higher than Garmin's offer and significantly higher than the price most recently offered by Raymarine;

    •
    Because Parent does not compete with the Company in any material respect, its offer involved significantly less antitrust completion risk and potential competitive harm from disclosing confidential proprietary information than the Garmin or Raymarine offers;

    •
    Parent's insistence that its indicative price was predicated on the Company moving forward quickly with due diligence and to definitive agreements and that Parent would not participate in an open auction;

    •
    The Board's belief that Parent would conduct its due diligence promptly and that the parties would be able to negotiate and enter into definitive agreements at the indicative price and on terms that would not preclude other bidders from conducting due diligence and negotiating and making superior proposals; and

    •
    The Board's belief that entering into definitive agreements with Parent would not significantly disrupt the Company's businesses or its relationships with suppliers, customers or employees because the products and geographic presence of the two companies do not overlap in any material respect.

          At this meeting, the Board discussed with management and the Company's outside financial and legal advisors the strategy of negotiating a higher offer with Parent. While not foreclosing further pricing discussions, the Board concluded it would not be appropriate at such time because Parent's offer already represented a substantial premium to the trading price of the Shares at such time and was materially higher than Garmin's offer and significantly higher than Raymarine's offer.

  The Board also took seriously Parent's statements that its offer price assumed that the parties would move forward quickly through due diligence to definitive agreements. The Board asked Mr. Lowrance to make clear to Parent that, subject to customary limitations, any definitive merger agreement between the parties would have to permit competing bidders to conduct due diligence, negotiate with the Board and make superior proposals and allow the Board to change its recommendation.

          On January 2, 2006, representatives of Parent contacted Mr. Lowrance by telephone to schedule due diligence meetings in Tulsa, Oklahoma between January 4 and January 6, 2006. These meetings were conducted at the offices of the Company's outside legal counsel and attended by representatives of the Company and Parent, their respective outside legal counsel and JPMorgan. At these meetings, the parties entered into a confidentiality agreement and Parent and its counsel reviewed written due diligence materials. In addition, the Company made presentations with respect to its business and operations.

          During the week of January 9, 2006, representatives of Parent visited the Company's manufacturing facility in Ensenada, Mexico, representatives of both parties met in Houston, Texas for additional discussions with respect to the proposed transaction and Parent's legal advisors continued their review of written due diligence materials.

          On January 18, 2006 and January 19, 2006, representatives of Parent and the Company, and their respective legal advisors attended meetings in Houston at the offices of the Company's outside legal counsel. At these meetings, Parent's outside legal counsel delivered an outline of the proposed structure for the transaction and proposed terms for the merger agreement, together with a draft of the merger agreement reflecting those terms. During these meetings, representatives of Parent and the Company, and their respective legal advisors negotiated certain key terms of the merger agreement, including the termination fee and the circumstances under which competing bidders could obtain confidential information and negotiate with the Board and the Board could recommend or approve a superior proposal, subject to approval of such terms by their respective boards. These negotiations included a reduction of the termination fee to $7.5 million from $12.0 million initially proposed by Parent and a reduction in the reimbursable actual expenses of Parent to $1.5 million from $3.0 million initially proposed by Parent. On January 20, 2006, Parent's outside legal counsel distributed a revised draft of the merger agreement reflecting certain points which were agreed at the meetings. The draft merger agreement included a form of tender agreement to be signed by Mr. Lowrance and Ronald G. Weber, Executive Vice President of the Company, pursuant to which they would agree, among other things, to tender their Shares in Parent's proposed tender offer.

          The Board met on January 20, 2006 with its outside counsel and JPMorgan. The Board was briefed again on its fiduciary duties by its outside counsel. The Company's outside counsel summarized the current status of negotiations and the material terms of the proposed merger agreement and the remaining open items. JPMorgan discussed the financial terms of the transaction. The Board discussed with outside counsel and JPMorgan various aspects of the proposed transaction, including the ability of Parent to fund the transaction, the Company's ability to provide confidential information and negotiate with other bidders in relation to Superior Proposals (as defined in the Merger Agreement), the ability of Parent to walk away from the transaction, and the likelihood of consummation of the transaction. Given the progress that had been made to date and for the same reasons that applied to its decision at the December 26, 2005 Board meeting, the Board authorized the Company's management to continue moving forward with the proposed transaction with Parent.

          Between January 18 and 28, 2006, Parent, the Company and their respective outside legal advisors continued to negotiate the terms of the merger agreement and tender agreements by telephone and email. During this period, Parent and its outside legal counsel also completed their due diligence review of the Company and took the necessary steps to obtain all required internal approvals and Parent's debt and equity funding for the proposed transaction. On January 25, 2006, Parent's board of directors met to review and approve the proposed transaction, subject to final agreement on price and other material terms between authorized officers of Parent and the Company. On January 27, 2006 Parent obtained debt and equity commitment letters sufficient to fund the acquisition of the Company.

          Around January 20, 2006, the Company reviewed its results of operations for the first five months of the 2006 fiscal year (through December 31, 2005) which reflected substantially lower revenues and earnings compared to its budget for such period (which had previously been provided to Parent). The Company decided it was appropriate to revise and significantly reduce its projections for the 2006 fiscal year and provided the revised projections to Parent and JPMorgan (such revised projections are summarized in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2006 (the "Revised 2006 Forecast")). The differences between the actual results, budget and revised projections are set forth in Section 14 of the Offer to Purchase under the heading "Certain Forward Looking Information." In light of the significantly lower projections and the fact that the $37.00 price was above the valuation ranges derived by JPMorgan based on their preliminary selected precedent transaction, discounted cash flow and leveraged buy out analyses, the Board determined that it was unlikely to be able to obtain a higher offer price from Parent and that the prospects that Garmin and Raymarine would increase their lower offers was remote. Based on that determination and discussions to date with JPMorgan and the Board's outside legal counsel, the Board believed it had sufficient information to make an informed decision as to the adequacy of Parent's offer, and decided it would be in the best interests of the Company's stockholders to finalize the definitive agreements with Parent at the $37.00 price as long as those agreements permitted, subject to customary limitations, competing bidders to obtain confidential information, negotiate with the Board and make superior proposals.

          On January 27, 2006 the parties agreed on a purchase price of $37.00 per Share and finished negotiating the final terms of the merger agreement and tender agreements. On the afternoon of January 27, 2006, the Board met to consider Parent's offer to purchase the Shares for $37.00 per Share in cash and discuss the terms of the merger agreement. The Board received (i) an updated presentation from JPMorgan regarding the financial terms of the proposed transaction, (ii) a presentation from Company management, JPMorgan and outside counsel concerning the benefits and risks of entering into the proposed transaction with Parent and the Purchaser and (iii) a presentation from its legal counsel concerning the material terms of the merger agreement and the tender agreements, as well as the Board's fiduciary duties under Delaware law in connection with the transaction generally. The Board also received orally an opinion of JPMorgan that the offer price of $37.00 per Share was fair, from a financial point of view, to the stockholders of the Company. Following extensive discussions, the Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

          Parent, the Purchaser and the Company executed the Merger Agreement and Mr. Lowrance and Mr. Weber executed the Tender Agreements effective as of January 29, 2006. The Board also received the written opinion of JPMorgan, dated as of January 29, 2006, that the offer price of $37.00 per Share was fair, from a financial point of view, to the stockholders of the Company.

          Before the opening of the trading of the Shares on Nasdaq on January 30, 2006, the Company and Parent publicly disclosed the execution of the Merger Agreement by joint press release.

          On January 31, 2006, Parent and the Purchaser commenced the Offer.

          During the pendency of the Offer, Parent and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders."

Item 7. Source and Amount of Funds or Other Consideration.

        Section (a) of Item 7 is hereby amended and supplemented with the following:

          "The equity contribution of $78.4 million will be obtained by Parent from the Fund."

Item 11. Additional Information.

        Section (a)(3) of Item 11 is hereby amended and supplemented with the following:

          "On February 23, 2006, Parent and the Company issued a press release announcing that each of the waiting periods under the HSR Act, the German Act Against Restraints of Competition and the Norwegian Competition Act have expired. As a result, the Antitrust Condition has now been satisfied."

        Section (a)(5) of Item 11 is hereby amended and restated in its entirety with the following:

          "On February 3, 2006, the Company and the members of the Board were named as defendants in a purported stockholder class action lawsuit filed in Oklahoma state court which seeks to enjoin the Offer and the Merger. Neither Parent nor Sub have been named as defendants in the lawsuit. The lawsuit alleges that the Board breached its fiduciary duties to the Company's stockholders by entering into the acquisition agreement with Parent and Sub and by not making adequate disclosure in its filings with the Commission concerning the Offer and the Merger. The complaint seeks class certification and other equitable relief, including the enjoining of the Offer, as well as costs and expenses in connection with the action. The lawsuit has been removed to federal district court in the Northern District of Oklahoma and the Company has filed an answer and counterclaim denying the plaintiff's claims and seeking a declaration that (i) the Company and its directors did not breach any duties owed to the plaintiff or the Company's stockholders in connection with the Offer and the Merger; (ii) the Company's directors have not violated any federal or state securities laws in connection with the Offer and the Merger; and (iii) the Offer and Merger may proceed in accordance with their respective terms and conditions. The Board believes the plaintiff's claims are without merit."

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented to include the following:

        "(a)(5)(B)    Joint Press Release issued by Parent and the Company dated February 23, 2006"

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMRAD YACHTING AS

By:	/s/ HUGO MAURSTAD
Name:	Hugo Maurstad
Title:	Director

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Director

NAVICO ACQUISITION CORP.

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Vice President

Dated: February 23, 2006

 EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(B)	Joint Press Release issued by Parent and the Company dated February 23, 2006

Exhibit 99(a)(5)(B)

         US, German and Norwegian Antitrust Waiting Periods Expire for Simrad Yachting's Acquisition of Lowrance Electronics, Inc.

    •     Antitrust approval condition to tender offer has now been satisfied

        February 23, 2006—Simrad Yachting AS and Lowrance Electronics, Inc. (Nasdaq: LEIX) announced today that the waiting period under the Norwegian Competition Act applicable to Simrad Yachting's pending acquisition of Lowrance expired. The waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act and the German Act Against Restraints of Competition expired on February 14, 2006 and, therefore, the expiration of the waiting period under the Norwegian Competition Act means that the condition to the tender offer related to U.S. and foreign antitrust approvals has now been satisfied.

        Simrad Yachting and Lowrance announced on January 30, 2006 that they had reached a definitive merger agreement pursuant to which Navico Acquisition Corp., a wholly owned subsidiary of Simrad Yachting, would acquire Lowrance by means of a cash tender offer at $37 per share and second step merger at the same price. In addition to the antitrust conditions, the tender offer is subject to a majority minimum tender condition and other customary conditions, but is not subject to any financing condition.

        Lowrance is one of the world's largest providers of marine electronics to leisure boats and has a particularly strong presence in the fish finders and GPS navigation systems segments of the market. In addition to marine electronic products, Lowrance has produced for over 10 years hand held GPS mapping products for campers and hikers as well as GPS navigation systems for the automotive and aviation markets.

        Simrad Yachting is a leading provider of marine electronics to high-end leisure boats and smaller commercial vessels.

For further information, please contact:

        Mr. Darrell Lowrance, Chairman and CEO, Lowrance Electronics Inc., (918) 438-8702 Mr. Hugo Maurstad, Chairman of the Board, Simrad Yachting AS, telephone 011 47 901 04308

Notice to Lowrance stockholders:

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Simrad Yachting and Navico with the SEC. In addition, Lowrance filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained for free upon request to Morrow & Co., Inc., the information agent for the tender offer, at 470 West Avenue, Stamford, CT 06902, by calling toll free at 800-607-0088. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's Web site http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

        Certain statements in this announcement may constitute "forward-looking statements." Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the level of shareholder acceptance of the proposed transaction, any competing transactions, satisfaction of the remaining conditions to the tender offer and other factors which may affect the Company's business, financial condition, results of operations, properties or prospects, including those discussed in "Risk Factors" in Lowrance's Annual Report on Form 10-K for the most recently ended fiscal year and Lowrance's other filings with the SEC, which are available at http://www.sec.gov. None of Lowrance, Simrad Yachting or Navico Acquisition Corp. assumes any obligation to update the information in this announcement, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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Amendment No. 1 to Schedule TO
SIGNATURES
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